Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in this Post-Effective Amendment to Registration Statement (No. 333-131820) on Form N-1A of Mariner Hyman Beck Portfolio, a separate series of the Northern Lights Variable Trust, of our report dated February 14, 2013, relating to our audit of the consolidated financial statements and consolidated financial highlights which appear in the Annual Report on Form N-CSR of Mariner Hyman Beck Portfolio, a separate series of the Northern Lights Variable Trust, for the period from June 7, 2012 (commencement of operations) through December 31, 2012.

We also consent to the references to our firm under the captions "Independent Registered Public Accounting Firm" appearing in the Statement of Additional Information and "Consolidated Financial Highlights" appearing in the Prospectus, which are part of the Registration Statement.

/s/ McGladrey LLP

Denver, Colorado

April 30, 2013